EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$293,425	$418,107	$322,719	$429,714	$63,213
Fixed Charges (as below)	125,194	132,237	136,143	125,701	115,439
Total Earnings	$418,619	$550,344	$458,862	$555,415	$178,652

FIXED CHARGES
Interest Expense	$116,268	$125,871	$133,812	$123,785	$112,006
Credit for Allowance for Borrowed Funds Used During Construction	6,943	4,620	567	750	1,508
Trust Dividends	-	(649)	(372)	(216)	-
Estimated Interest Element in Lease Rentals	1,983	2,395	2,136	1,382	1,925
Total Fixed Charges	$125,194	$132,237	$136,143	$125,701	$115,439

Ratio of Earnings to Fixed Charges	3.34	4.16	3.37	4.41	1.54